UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statements under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

MILLICOM INTERNATIONAL CELLULAR S.A.

(Name of Subject Company (Issuer))

ATLAS LUXCO S.À R.L.

(Offeror)

a wholly-owned subsidiary of

ATLAS INVESTISSEMENT

(Affiliate of Offeror)

a majority-owned subsidiary of

NJJ HOLDING

(Affiliate of Offeror)

wholly-owned by

XAVIER NIEL

(Affiliate of Offeror)

MAXIME LOMBARDINI

(Affiliate of Offeror)

(Name of Filing Persons (identify status as offeror, issuer or other person))

Common Shares, par value $1.50 per share
(Title of Class of Securities)

L6388F110
(CUSIP Number of Class of Securities)

Anthony Maarek
Directeur Général
Atlas Investissement
16 rue de la Ville l’Evêque 75008 Paris, France
Telephone: +33.1.42.66.99.19

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Denis Klimentchenko
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London, EC2N 4BQ
+44(0)20 7519 7289

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure herein. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO filed with the US Securities and Exchange Commission (the “SEC”) on July 1, 2024 (as amended and supplemented by Amendment No. 1 and this Amendment, and as further amended or supplemented from time to time, this “Tender Offer Statement and Rule 13e-3 Transaction Statement”) by Atlas Luxco S.à r.l., a Luxembourg limited liability company (société à responsibilité limitée) (“Purchaser”), Atlas Investissement, a French société par actions simplifiée and the parent company of Purchaser (“Parent”), NJJ Holding S.A.S., a simplified joint-stock company domiciled in Paris, France (société par actions simplifiée) and the majority owner of Parent (“NJJ”), Xavier Niel, the owner of NJJ (together with Purchaser, Parent and NJJ, the “Purchaser Group”), and Maxime Lombardini (together with the Purchaser Group, the “Filing Parties”), the Non-Executive Director, President and Chief Operating Officer of Millicom, as well as Vice-Chairman of the Board of Directors of Iliad Group, an affiliate of Purchaser and Parent.

This Tender Offer Statement and Rule 13e-3 Transaction Statement relates to the offer by Purchaser to purchase, through separate but concurrent offers in the United States (the “US Offer”) and Sweden (the “Swedish Offer”), all of the issued and outstanding common shares, par value $1.50 per share (each, a “Common Share,” and collectively, the “Common Shares”), including Swedish Depositary Receipts representing Common Shares (each of which represents one Common Share) (each, an “SDR,” and collectively, the “SDRs”), of Millicom International Cellular S.A., a public limited liability company (société anonyme) organized and established under the laws of the Grand Duchy of Luxembourg (“Millicom” or the “Company”), upon the terms and subject to the conditions set forth in the Offer to Purchase attached to this Tender Offer Statement and Rule 13e-3 Transaction Statement as Exhibit (a)(1)(A) (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal attached to this Tender Offer Statement and Rule 13e-3 Transaction Statement as Exhibit (a)(1)(B) (together with any amendments or supplements thereto, the “Letter of Transmittal” and together with the Offer to Purchase, the Letter of Transmittal and other materials related to the Swedish Offer and the US Offer, as each may be amended or supplemented from time to time, the “Offers”). Unless otherwise indicated, references to sections in this Tender Offer Statement and Rule 13e-3 Transaction Statement are references to sections of the Offer to Purchase.

Purchaser is now increasing the Offer Price from USD 24.00 to USD 25.75 per Common Share and per SDR. In the US Offer, the Offer Price of USD 25.75 per Common Share is payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, and upon the terms and subject to the conditions set forth in the Offer to Purchase. In the Swedish Offer, settlement will be made in SEK and the Offer Price of USD 25.75 per SDR will be converted into SEK in connection with settlement upon the terms and subject to the conditions set forth in the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Tender Offer Statement and Rule 13e-3 Transaction Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 9, Item 11 and Item 13.

The information contained in the Offer to Purchase and Items 1 through 9, Item 11 and Item 13 of the Tender Offer Statement and Rule 13e-3 Transaction Statement, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended, restated and supplemented, as applicable, as follows:

1. Offer Price. On August 2, 2024, Purchaser increased the Offer Price from USD 24.00 to USD 25.75 per Common Share and per SDR. The Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)) and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are amended as follows:

“All references to the Offer Price (previously USD 24.00) now means a price of USD 25.75 per Common Share and per SDR. In the US Offer, the new Offer Price of USD 25.75 per Common Share is payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, and upon the terms and subject to the conditions set forth in the Offer to Purchase. In the Swedish Offer, settlement will be made in SEK and the new Offer Price of USD 25.75 per SDR will be converted into SEK in connection with settlement upon the terms and subject to the conditions set forth in the Offer to Purchase.

All references to the aggregate Offer Price payable by Purchaser upon consummation of the Offers, previously USD 2.9 billion, or SEK 30.9 billion, now means USD 3.1 billion, or SEK 33.1 billion, in each case based on an illustrative USD/SEK exchange rate of 10.6 as of June 28, 2024.”

The Section of the Offer to Purchase titled “Questions and Answers” is amended, restated and supplemented, as applicable, by adding the following:

“If I tendered my Shares before the Offer Price was increased to $25.75 per Share, do I have to do anything now?

No. Shareholders do not have to take any action regarding any Shares previously tendered and not properly withdrawn pursuant to the Offers. Such Shares constitute valid tenders for purposes of the Offers. If the Offers are completed, these Shares will be accepted for payment by Purchaser pursuant to the terms of the Offers and such Shareholders will receive the same increased Offer Price as all other tendering Shareholders. See “The Tender Offers—Procedures for Tendering into the Offers.””

The Section of the Offer to Purchase titled “Special Factors—Section 1. Background” is amended, restated and supplemented, as applicable, by adding the following paragraphs after the last paragraph in such Section:

“On August 2, 2024, Purchaser issued a press release announcing that the Offer Price had been increased from USD 24.00 to USD 25.75 per Common Share and per SDR. The full text of the press release announcing the increase in the Offer Price to be paid in the Offers is attached as Exhibit (a)(1)(M) to the Tender Offer Statement and Rule 13e-3 Transaction Statement and is incorporated herein by reference.”

2. Financing of the Offers. The Section of the Offer to Purchase titled “The Tender Offers—Section 10. Certain Source and Amount of Funds—Interim Financing” is amended, restated and supplemented, as applicable, by adding the following after the first paragraph of such Section:

“On August 1, 2024, Purchaser increased the maximum aggregate amount available under the Interim Facilities from USD 8,000,000,000 to USD 8,200,000,000 in connection with the increase of the Offer Price from USD 24.00 to USD 25.75. Citibank Europe Plc, Ireland Branch, was also added to the group of arrangers and original interim lenders party to the Interim Facilities. The terms of the Interim Facilities are otherwise unchanged.”

The Section of the Offer to Purchase titled “The Tender Offers—Section 10. Certain Source and Amount of Funds—Long-Term Financing—Facilities and Maturity” is amended, restated and supplemented, as applicable, by adding the following after the first paragraph of such Section:

“In light of Purchaser’s increase of the Offer Price from USD 24.00 to USD 25.75 on August 2, 2024, it is expected that the Long-Term Financing will now be comprised of USD 7,300,000,000 financings to be entered into by Purchaser. Citibank Europe Plc, Ireland Branch, has also been added to the group of arrangers and original lenders party to the Long-Term Financing. It is expected that the terms of the Long-Term Financing will otherwise be unchanged by such increase in the Offer Price.”

3. Security Ownership. Schedule II of the Offer to Purchase titled “Security Ownership and Transactions in the Shares by Parent, Purchaser and Their Respective Directors and Executive Officers” is amended, restated and supplemented, as applicable, by replacing the table following the first paragraph with the following:

“

	Security Ownership
Person	Number	Per cent
Purchaser(1)	49,966,734	29.17%
Parent(2)	49,966,734	29.17%
NJJ Holding(3)	49,966,734	29.17%
Xavier Niel(4)	49,966,734	29.17%
Thomas Reynaud	10,127	*
Aude Durand	4,526	*

(1)	Reflects 49,966,734 SDRs beneficially owned by Purchaser, which may be exchanged for Common Shares on a one-for-one basis.
(2)	Parent, as the majority owner of the Purchaser, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by the Purchaser.
(3)	NJJ Holding, as the majority owner of Parent, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by the Purchaser and the Parent.
(4)	Xavier Niel, as the sole owner of NJJ Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by the Purchaser, the Parent and NJJ Holding.
*	Less than 1%.

”

Item 12. Exhibits.

Item 12 of the Tender Offer Statement and Rule 13e-3 Transaction Statement is hereby supplemented as follows:

No.	Description
(a)(1)(J)	Press Release of Purchaser Announcing Publication of a Supplement to the Offering Document in Sweden in Connection with the Swedish Offer, dated July 23, 2024.
(a)(1)(K)	Press Release of Purchaser Announcing Publication of a Supplement to the Offering Document in Sweden in Connection with the Swedish Offer, dated August 2, 2024.
(a)(1)(L)	Press Release of Purchaser Announcing Response to Millicom’s Statement Concerning Local Acquisitions, dated July 31, 2024.
(a)(1)(M)	Press Release of Purchaser Announcing Increase of the Offer Price, dated August 2, 2024.
107	Filing Fee Table.

Item 12. The Solicitation or Recommendation.

Item 12(d) and 12(e) of the Rule 13e-3 Transaction Statement is amended, restated and supplemented, as applicable, to include the following:

“To Purchaser’s knowledge after making reasonable inquiry, the Company’s executive officers, directors, affiliates or subsidiaries currently intend to hold and not tender any Shares held of record or beneficially owned by such persons.

To Purchaser’s knowledge, neither Millicom nor any of its directors, executive officers or affiliates has made a recommendation either in support of or opposed to the transaction and the reasons for the recommendation, other than as may be set forth in the Schedule 14D-9 filed by Millicom with the SEC.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2024

ATLAS LUXCO S.À R.L.

By:	/s/ Anthony Maarek
	Name:	Anthony Maarek
	Title:	Manager

By:	/s/ Tigran Khachatryan
	Name:	Tigran Khachatryan
	Title:	Manager

ATLAS INVESTISSEMENT

By:	/s/ Xavier Niel
	Name:	Xavier Niel
	Title:	Président of NJJ Holding itself
Président of Atlas Investissement

NJJ HOLDING

By:	/s/ Xavier Niel
	Name:	Xavier Niel
	Title:	Président

XAVIER NIEL

By:	/s/ Xavier Niel

MAXIME LOMBARDINI

By:	/s/ Maxime Lombardini

EXHIBIT INDEX

No.	Description
(a)(1)(A)*	Offer to Purchase, dated July 1, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser on July 1, 2024).
(a)(1)(B)*	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Purchaser on July 1, 2024).
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Purchaser on July 1, 2024).
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Purchaser on July 1, 2024).
(a)(1)(E)*	Press Release of Parent Announcing Commencement of the Offers, dated July 1, 2024 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Purchaser on July 1, 2024).
(a)(1)(F)*	Press Release of Parent Announcing Filing of the Offer to Purchase and Related Materials, dated July 1, 2024 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Purchaser on July 1, 2024).
(a)(1)(G)*	Press Release of Parent Responding to the Independent Bid Committee’s Negative Recommendation, dated July 17, 2024 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed by Purchaser on July 18, 2024).
(a)(1)(H)*	Press Release of Parent Announcing Filing of Amendment, dated July 18, 2024 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed by Purchaser on July 18, 2024).
(a)(1)(I)*	Parent Offers Information Website (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO filed by Purchaser on July 18, 2024).
(a)(1)(J)	Press Release of Purchaser Announcing Publication of a Supplement to the Offering Document in Sweden in Connection with the Swedish Offer, dated July 23, 2024.
(a)(1)(K)	Press Release of Purchaser Announcing Publication of a Supplement to the Offering Document in Sweden in Connection with the Swedish Offer, dated August 2, 2024.
(a)(1)(L)	Press Release of Purchaser Announcing Response to Millicom’s Statement Concerning Local Acquisitions, dated July 31, 2024.
(a)(1)(M)	Press Release of Purchaser Announcing Increase of the Offer Price, dated August 2, 2024.
(b)*	Form of Commitment Letter concerning the Interim Facilities Agreement (incorporated by reference to Exhibit (b) to the Schedule TO filed by Purchaser on July 1, 2024).
(c)(1)*	Valuation Analysis, dated June 29, 2024.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.
107	Filing Fee Table.